SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Morton’s Restaurant Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Fertitta Morton’s Restaurants, Inc.

Fertitta Morton’s Acquisition, Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

President

Fertitta Morton’s Holdings, Inc. 1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Arthur S. Berner

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010-2007

(713) 547-2526

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$116,618,736	$13,365

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,901,266 issued and outstanding shares of common stock, par value $0.01 per share, at $6.90 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 30, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated December 30, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

(312) 923-0030

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on November 30, 2011, based on information provided by the Company, there were 16,901,266 Shares issued and outstanding, including 715,520 Shares of restricted stock granted under the Company’s stock incentive plan (“Restricted Shares”). As of the close of business on November 30, 2011, based on information provided by the Company, there were 1,200,000 shares of Series A Preferred Stock issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 6—Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by the Purchaser and Parent. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Parent, Purchaser, CJAC and FEI” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Parent, Purchaser, CJAC and FEI,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” and “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company,” is incorporated herein by reference.

ITEM 6.	Purpose of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 7—Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” and “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company,” “The Offer—Section 13—Source and Amount of Funds,” and “The Offer—Section 15— Conditions to the Offer” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Parent, Purchaser, CJAC and FEI,” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 17—Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.	Financial Statements.

Not applicable.

ITEM 11.	Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Section 7—Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company,” “The Offer—Section 16—Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes,” and “The Offer—Section 18—Miscellaneous” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated December 30, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Summary Advertisement published on December 30, 2011.

(a)(5)(A)	Press Release issued by Fertitta Morton’s Restaurants, Inc., dated December 16, 2011 (incorporated by reference to Schedule TO filed by Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(B)	Press Release issued by Morton’s Restaurant Group, Inc., dated December 16, 2011 (incorporated by reference to Schedule 14D-9C filed by Morton’s Restaurant Group, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(C)	Joint Press Release, dated December 30, 2011.

(b)(1)	Commitment Letter by and between Claim Jumper Acquisition Company, LLC and Jefferies Finance LLC dated December 15, 2011 (incorporated by reference to Schedule 13D filed by Tilman J. Fertitta with the Securities and Exchange Commission on December 27, 2011)

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2011, by and among Morton’s Restaurant Group, Inc., Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 19, 2011).

(d)(2)	Stockholder Support Agreement dated as of December 15, 2011, by and among Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., and Castle Harlan Partners III, L.P. (incorporated by reference to Exhibit 2 of the Schedule 13D filed Castle Harlan Partners III, L.P. with the Securities and Exchange Commission on December 19, 2011).

(d)(3)	Confidentiality Agreement, dated as of July 14, 2011, by and among Landry’s, Inc., Mr. Fertitta, on behalf of himself and his affiliates, and the Company.

(g)	None.

(h)	None.

ITEM 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2011	FERITTA MORTON’S RESTAURANTS, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	President

FERTITTA MORTON’S ACQUISITION, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	President

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated December 30, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Summary Advertisement published on December 30, 2011.

(a)(5)(A)	Press Release issued by Fertitta Morton’s Restaurants, Inc., dated December 16, 2011 (incorporated by reference to Schedule TO filed by Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(B)	Press Release issued by Morton’s Restaurant Group, Inc., dated December 16, 2011 (incorporated by reference to Schedule 14D-9C filed by Morton’s Restaurant Group, Inc. with the Securities and Exchange Commission on December 16, 2011).

(a)(5)(C)	Joint Press Release, dated December 30, 2011.

(b)(1)	Commitment Letter by and between Claim Jumper Acquisition Company, LLC and Jefferies Finance LLC dated December 15, 2011 (incorporated by reference to Schedule 13D filed by Tilman J. Fertitta with the Securities and Exchange Commission on December 27, 2011)

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2011, by and among Morton’s Restaurant Group, Inc., Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 19, 2011).

(d)(2)	Stockholder Support Agreement dated as of December 15, 2011, by and among Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., and Castle Harlan Partners III, L.P. (incorporated by reference to Exhibit 2 of the Schedule 13D filed Castle Harlan Partners III, L.P. with the Securities and Exchange Commission on December 19, 2011).

(d)(3)	Confidentiality Agreement, dated as of July 14, 2011, by and among Landry’s, Inc., Mr. Fertitta, on behalf of himself and his affiliates, and the Company.

(g)	None.

(h)	None.